September 20, 2007

TSX Venture Exchange: OK.V Trading Symbol: OK

Orko Silver Corp. Grants Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that it has granted to a consultant options to purchase a total of 200,000 shares. All optioned shares are exercisable at an exercise price of $1.15 per share for a period of five (5) years ending September 20, 2012. One quarter of the options will vest every three months with the first quarter vesting immediately. The options have been granted under the terms of the Company's incentive stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2

Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com 281716.1